As filed with the Securities and Exchange Commission on March 22, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lennar Corporation

(Name of Subject Company (Issuer), Filer (Offeror))

1.625% Convertible Senior Notes due 2018

0.25% Convertible Senior Notes due 2019

(Title of Class of Securities)

783764AQ6

783764AS2

(CUSIP Number of Class of Securities)

Mark Sustana

General Counsel and Secretary

Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$274,449,814	$34,169

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of $274,188,000 principal amount of Notes for 100% of their principal amount plus $261,814 of accrued interest to, but not including, March 30, 2018.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,403	Filing Party: Lennar Corporation
Form or Registration No.: 333-221738	Date Filed: November 22, 2017

Amount Previously Paid: $34,169	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 16, 2018

Amount Previously Paid: $6,901	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

Amount Previously Paid: $ 833	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Schedule TO filed by Lennar Corporation (“Lennar”) with the Securities and Exchange Commission on February 16, 2018, as modified by Amendment No. 1 filed by Lennar with the SEC on February 27, 2018, (the “Schedule TO”).

This Schedule TO relates to an offer by Lennar to issue a combination of Lennar Class A common stock, Lennar Class B common stock and cash (the “Modified Conversion Consideration”) upon conversion on or before March 29, 2018 of up to $6,688,000 principal amount of 1.625% Convertible Senior Notes due 2018 (“2018 Notes”), and up to $267,500,000 principal amount of 0.25% Convertible Senior Notes due 2019 (“2019 Notes”).

The purpose of this Amendment No. 2 is to provide two Prospectus Supplements to Registration Statement File No. 333-221738 that contain updated information about the market value of Lennar’s Class A and Class B common stock that will be components of the Modified Conversion Consideration.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	Not applicable.

(a)(2)	To the best of Lennar’s knowledge after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the Fundamental Change Purchase Right, the conversion of Notes for the conversion consideration provided for in the Supplemental Indentures, or Lennar’s offer of Modified Conversion Consideration, except that the issuance of Lennar Class A and Class B common stock upon conversion of Notes was registered under the Securities Act of 1933, as amended, in Registration Statement File No. 333-221738, which was declared effective on January 4, 2018.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Notice of Fundamental Change to Holders of the 0.25% Convertible Senior Notes due 2019 and Holders of the 1.625% Convertible Senior Notes due 2018, dated February 16, 2018.

(a)(1)(B)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 1.625% Convertible Senior Notes due 2018 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(C)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 0.25% Convertible Senior Notes due 2019 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(D)	Joint Proxy Statement/Prospectus dated January 4, 2018 – Incorporated by reference to Registration Statement File No. 333-221738.

(a)(1)(E)	Updated Information relating to CalAtlantic Group, Inc. 0.25% Convertible Senior Notes due 2019 – Incorporated by reference to Prospectus Supplement dated March 22, 2018 to Registration Statement File No. 333-221738.

(a)(1)(F)	Updated Information relating to CalAtlantic Group, Inc. 1.625% Convertible Senior Notes due 2018 – Incorporated by reference to Prospectus Supplement dated March 22, 2018 to Registration Statement File No. 333-221738.

(b)	Not applicable

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Seventh Supplemental Indenture dated as of May 16, 2012 by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 16, 2012 (File No. 001-08029).

(d)(3)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)*	Notice of Fundamental Change to Holders of the 0.25% Convertible Senior Notes due 2019 and Holders of the 1.625% Convertible Senior Notes due 2018, dated February 16, 2018.

(a)(1)(B)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 1.625% Convertible Senior Notes due 2018 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(C)	Offer of Modified Conversion Consideration and Solicitation of Consents relating to the 0.25% Convertible Senior Notes due 2019 – incorporated by reference to Prospectus Supplement dated February 21, 2018 to Registration Statement File No. 333-221738.

(a)(1)(D)	Joint Proxy Statement/Prospectus dated January 4, 2018 – Incorporated by reference to Registration Statement File No. 333-221738.

(a)(1)(E)	Updated Information relating to CalAtlantic Group, Inc. 0.25% Convertible Senior Notes due 2019 – Incorporated by reference to Prospectus Supplement dated March 22, 2018 to Registration Statement File No. 333-221738.

(a)(1)(F)	Updated Information relating to CalAtlantic Group, Inc. 1.625% Convertible Senior Notes due 2018 – Incorporated by reference to Prospectus Supplement dated March 22, 2018 to Registration Statement File No. 333-221738.

(b)	Not applicable

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Seventh Supplemental Indenture dated as of May 16, 2012 by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 16, 2012 (File No. 001-08029).

(d)(3)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

*	Filed with the initial Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: March 22, 2018

LENNAR CORPORATION

By:	/s/ Bruce Gross
Name: Bruce Gross
Title: Vice President and Chief Financial Officer